
**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C**

**UNDER THE SECURITIES ACT OF 1933**


(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

***Name of Issuer:***

Steeped, Inc.

***Legal status of Issuer:***

> ***Form:***
>
> Public Benefit Corporation
>
> ***Jurisdiction of Incorporation/Organization:***
>
> Delaware
>
> ***Date of Organization:***
>
> April 5, 2017

***Physical Address of Issuer:***

548 Market Street, Suite 15763, San Francisco, CA 94104-5401, United States

***Website of Issuer:***

https://steepedcoffee.com

***Is there a Co-Issuer? ___ Yes _X_ No***

***Name of Intermediary through which the Offering will be Conducted:***

OpenDeal Portal LLC dba Republic

***CIK Number of Intermediary:***

0001751525

***SEC File Number of Intermediary:***

007-00167

**CRD Number of Intermediary:**

283874

**Amount of compensation to be paid to the Intermediary, whether as a percentage of the offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:**

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of four percent (4%) of the dollar amount raised in the Offering.

**Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:**

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the securities sold in the Offering.

**Type of Security Offered:**

Crowd SAFE (Simple Agreement for Future Equity)

**Target Number of Securities to be Offered:**

50,000

**Price (or Method for Determining Price):**

$1.00

**Target Offering Amount:**

$50,000

**Oversubscriptions Accepted:**
☑ Yes
☐ No

**Oversubscriptions will be Allocated:**
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

**Maximum Offering Amount (if different from Target Offering Amount):**

$5,000,000

**Deadline to reach the Target Offering Amount:**

April 25, 2024

**If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.**

**Current Number of Employees:**

16

|  | Most recent fiscal year-end (2022) | Prior fiscal year-end (2021) |
|---|---|---|
| **Total Assets** | $5,128,664 | $1,897,470 |
| **Cash & Cash Equivalents** | $2,266,809 | $192,267 |
| **Accounts Receivable** | $200,853 | $434,808 |
| **Current Liabilities** | $708,586 | $1,104,377 |
| **Long-Term Liabilities** | $16,042,986 | $7,412,131 |
| **Revenues/Sales** | $2,828,531 | $2,922,061 |
| **Cost of Goods Sold** | $2,462,362 | $2,851,959 |
| **Taxes Paid** | $0 | $0 |
| **Net Income/(Loss)** | $(4,999,091) | $(2,964,275) |

***The jurisdictions in which the Issuer intends to offer the securities:***

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

# Steeped, Inc.



**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

**SPECIAL NOTICE TO FOREIGN INVESTORS**

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

**NOTICE REGARDING THE ESCROW AGENT**

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

**ABOUT THIS FORM C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS**

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

**THE OFFERING AND THE SECURITIES**

**The Offering**

The Issuer is offering a minimum amount of $50,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Purchase Amount is $100 and the Maximum Individual Purchase Amount is $250,000.  The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion.  In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.  The Issuer must raise an amount equal to or greater than the Target Offering Amount by April 25, 2024 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary.  **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.  If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

**The Deal Page**

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/steeped (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

**Material Changes**

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

**Intermediate Closings**

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

**The Securities**

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

*Not Currently Equity Interests*

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

*Dividends and/or Distributions*

The Securities do not entitle Investors to any dividends.

*Nominee*

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Issuer and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

***Conversion***

Upon the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties resulting in gross proceeds to the Issuer of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Issuer.

*Conversion Upon the First Equity Financing*

If the Issuer elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below:

(a) the quotient of $38,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price**".

*Conversion After the First Equity Financing*

If the Issuer elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Issuer's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

*Conversion Upon a Liquidity Event Prior to an Equity Financing*

In the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Issuer equal to the Purchase Amount divided by the quotient of (a) $38,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

*Conversion Upon a Liquidity Event Following an Equity Financing*

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Issuer's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Issuer's board of directors (or other applicable governing body if the Issuer is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Issuer's board of directors (or other applicable governing body if the Issuer is a limited liability company).

*Dissolution*

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Issuer will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

*Termination*

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

*Voting and Control*

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Issuer.  In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects.  The Nominee will vote consistently at the

direction of the current Chief Executive Officer of the Issuer (and in the event that such Chief Executive Officer is no longer in such position, then the largest voting holder of the Company's Capital Stock) (the "**Nominee Designee**").

The Issuer does not have any voting agreements in place.

The Issuer does not have any shareholder or equity holder agreements in place.

*Anti-Dilution Rights*

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

*Restrictions on Transfer*

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

*Other Material Terms*

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Issuer cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

<center>**COMMISSION AND FEES**</center>

**Cash Commission**

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of four percent (4%) of the dollar amount raised in the Offering.

**Other Compensation**

The Intermediary will also receive compensation in the form of the Securities equal to one percent (1%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one percent (1%) of the Securities issued in this Offering.

<center>**RISK FACTORS**</center>

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

**Risks Related to the Issuer's Business and Industry**

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

***Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.***

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

***The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.***

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

<center>6</center>

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising needed capital in the future as a result of, among other factors, our current revenues from sales, as well as the inherent business risks associated with the Issuer and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***We may implement new lines of business or offer new products and services within existing lines of business.***

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We rely on other companies to provide components and services for our products.***

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate the production of our products, or from whom we acquire such items, do not provide the products which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular product or service. Our products may utilize custom ingredients available from few worldwide sources. Continued availability of those products and their custom ingredients at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common products instead of products customized to meet our requirements. The supplies needed for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

***We rely on various intellectual property rights, including trademarks and patents, in order to operate our business.***

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad, may be too broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants, customers, service providers and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information, and/or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without

provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Issuer's success depends on the experience and skill of its executive officers and key personnel.***

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.***

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

***A substantial majority of the Issuer is owned by the CEO and Founder and he will exercise voting control.***

Prior to the Offering, Josh Wilbur, the CEO and Founder of the Issuer, beneficially owns a substantial majority of the Issuer. Subject to any fiduciary duties owed to other stockholders under Delaware law, Mr. Wilbur may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Issuer transactions, and will have significant control over the Issuer's management and policies. Additionally, Mr. Wilbur may have interests that are different from yours. For example, he may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Issuer or otherwise discourage a potential acquirer from attempting to obtain control of the Issuer, which in turn could reduce the price potential investors are willing to pay for the Issuer. In addition, Mr. Wilbur could use his voting influence to maintain the Issuer's existing management, delay or prevent changes in control of the Issuer, issue additional securities which may dilute you, repurchase securities of the Issuer, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

***We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.***

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

***The development and commercialization of our products is highly competitive.***

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

***We face various risks as an e-commerce retailer.***

As part of our growth strategy, we have made significant investments to grow our e-commerce business. We may require additional capital in the future to grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, changes in the costs of e-commerce advertising due to additional competition, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we face competition from other internet retailers, and more retailers could enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these internet retailers could have a material adverse effect on our business, financial condition and results of operations.

***Our inability to secure, maintain and increase our presence on e-commerce platforms and in retail stores could adversely impact our revenue, and in turn our business, financial condition, results of operations and prospects could be adversely affected.***

Our operations include selling products to consumers through third party e-commerce platforms and in retail stores and their related websites. The success of our business is largely dependent on our continuing development of strong relationships and sales with such platforms and stores and abiding by their established rules and regulations for sellers. The loss of our relationship with any large retail partner or e-commerce platform partner could have a significant impact on our revenue. In addition, we may be unable to secure or maintain adequate shelf space in new markets, or any shelf space at all, until we develop stable relationships with the retailers that operate in such markets. Consequently, growth opportunities through our retail channel, e-commerce and direct-to-consumer channel may be limited and our revenue, business, financial condition, results of operations and prospects could be adversely affected if we are unable to successfully establish or maintain relationships with other retailers or e-commerce platforms in new or current markets.

***Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.***

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

***The inability of any supplier, co-packer or partner manufacturer, third-party distributor or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease.***

We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand or timing as well as having too much inventory on hand that may reach its expiration date and become unsaleable. Additionally, the management of such forecasting, supplies, and timing can be complex across many facilities for many customers, may rely on software and/or employees or contractors that could make errors, and those personnel and/or technological resources may be difficult to hire, maintain, or replace. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease or we could lose customers. Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We use third-party transportation providers for our product shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, including keeping our products adequately regulated or refrigerated during shipment. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

***We also face severe competition to display our products on store shelves and obtain or maintain optimal presence on those shelves.***

Due to the intense competition for limited shelf space in the food and beverage categories, retailers are in a position to negotiate favorable terms of sale, including price discounts, allowances and product return policies. To the extent we elect to increase discounts or allowances in an effort to secure shelf space, our operating results could be adversely affected. We may not be able to increase or sustain our volume of retail shelf space or offer retailers price discounts sufficient to overcome competition and, as a result, our sales and results of operations could be adversely affected. In addition, many of our competitors have significantly greater financial, manufacturing, marketing, management and other resources than we do and may have greater name recognition, a more established distribution network and a larger base of wholesale customers and distributors. Many of our competitors also have well-established relationships with our current and potential consumers who purchase such competitors' other products at retail stores, and have extensive knowledge of our target markets. As a result, these competitors may be able to devote greater resources to the development, promotion and sale of their products and respond more quickly to evolving consumer preferences for us. If our competitors' sales surpass ours, retailers may give higher priority to our competitors' products, causing such retailers to reduce their efforts to sell our products and resulting in the loss of advantageous shelf space.

***Increases in raw materials, packaging, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.***

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for commodities have fluctuated in response to a number of factors, including economic conditions such as inflation, changes in U.S. government support programs, changes in international trading policies, impacts of disease outbreaks on material sources and the potential effect on supply and demand as well as weather conditions. Fluctuations in flexible packaging and their raw materials, coffee, paper and oil prices affect our costs for packaging materials. In addition, we have exposure to changes in the pricing of oil and natural gas, which affects our manufacturing, transportation and packaging costs. If there is any increase in the cost of raw materials, packaging, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity,

regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is

currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

***Changes in federal, state or local laws and government regulation could adversely impact our business.***

The Issuer is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

***Changes in employment laws or regulation could harm our performance.***

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

***We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.***

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.


**Risks Related to the Offering**

***State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.***

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

***The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws.***

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

***The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.***

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.***

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of four percent (4%) of the dollar amount raised in the Offering. The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

***The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.***

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

***The Issuer has the right to extend the Offering Deadline.***

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

***The Issuer may also end the Offering early.***

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Issuer has the right to conduct multiple closings during the Offering.***

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

**Risks Related to the Securities**

***Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.***

In connection with investing in this Offering to purchase a Crowd SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

***The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

***Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.***

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing

great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Issuer or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

***Investors will not have voting rights, even upon conversion of the Securities.***

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Issuer will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***Investors will be unable to declare the Security in "default" and demand repayment.***

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

***The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.***

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.  If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.  The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

***Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.***

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

***Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.***

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

***There is no present market for the Securities and we have arbitrarily set the price.***

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

***In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.***

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

*While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.*

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

*There is no guarantee of a return on an Investor's investment.*

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

**BUSINESS**

**Description of the Business**

Steeped, Inc. was originally incorporated in the State of California on December 19, 2016, as SpecialTea Coffee, Inc. On April 5, 2017, SpecialTea Coffee, Inc., a Delaware corporation, was formed and subsequently completed a merger with SpecialTea Coffee, Inc., the California corporation, with SpecialTea Coffee, Inc., the Delaware corporation, becoming the surviving entity. On June 19, 2017, the Company changed its name to Steeped, Inc. while continuing to do business as Steeped Coffee.

Steeped Coffee® is the new standard in single-serve coffee, brewed with the same ritual as tea, using simple Steeped™ Brew Bags. Steeped Coffee was created to combine the quality of craft specialty coffee with the convenience of single-serve coffee, but unplugged, and without the environmental impact. Steeped Coffee directly provides its proprietary brewing method through national distributions in multiple markets, as well as by partnering with hundreds of top roasters and coffee brands. After receiving several national awards, Steeped Coffee is leading the movement to revolutionize the world's dependence on wasteful single-serve coffee pods, and has pioneered the first and only barista-approved single-serve brewing method that is completely commercially compostable with no machines required.

Steeped Coffee is on a mission to make quality coffee more accessible and to bring sustainability to the single-serve coffee market. The Issuer is a Certified B Corp and Public Benefit Corporation focused on every detail from farm-to cup and beyond, to bring coffee lovers the most convenient, highest quality, ethically sourced, and sustainably packaged products available. Steeped Coffee believes in Coffee Without Compromise and is focused on Purpose Beyond Profits, seeing success as the amount of good we can do together.

**Business Plan**

The Issuer plans to significantly expand its business by increasing sales and marketing and hiring additional personnel in these functions. The Issuer also intends to purchase additional machinery, invest in working capital, increase our inventory and hire additional personnel in key management positions. Any capital we raise in the future will empower us to grow our market penetration, increase our sales and marketing efforts, and further develop our infrastructure as we continue to aggressively promote Steeped Coffee platform adoption and expand our business.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| **Steeped Coffee Packs: Steeped-owned Coffee Brand(s) or Preferred Partner Brands** | Steeped-owned Steeped Coffee branded or alternatively branded single-serve Steeped Coffee Packs, which are individually nitro-sealed Steeped Brew Bags in sustainable packaging. | D2C (website and online marketplaces), Wholesale/ Distribution (various Market Verticals: Grocery, Hospitality, Workplace, Retail, Passenger Travel, etc.) to coffee consumers spanning multiple demographics and territories. |
| **Steeped Coffee Packs: Third-Party Licensed Partner and Private Label Brands** | Partner-owned Licensed Partner or Private Label co-branded single-serve Steeped Coffee Packs, which are individually nitro-sealed Steeped Brew Bags in sustainable packaging. | Coffee roasters, coffee brands, and other B2B customers with private label co-branded packs, which are independently managed through various distribution channels via partners. |
| **Branded and Non-Steeped Branded Gear** | Steeped Coffee branded mugs, cups, apparel and merchandise as well as non-Steeped branded gear, accessories and kettles. | D2C (various gear sold on website and online marketplaces), and B2B (Hospitality electric kettles, cups, etc.). |

| | | |
|---|---|---|
| **Kitting Services** | The service of kitting or packaging various Steeped Coffee Packs or other products into finished goods such as retail cartons, etc. | B2B (value added kitting services to kit individual partner Steeped Coffee Packs or other products into finished units for resale). |
| **Packaging** | The procurement, creation, and/or resale of various sustainable flexible films, retail cartons, corrugated mailers, and other packaging products. | B2B (Licensed Partners, CPG, and other business customers requiring packaging products for their own sustainable packaging needs). |
| **Design Services** | Custom design services for Steeped Packs, packaging and other general marketing materials. | B2B (Licensed Partners and other business customers requiring design services). |
| **Commissions** | Commissions gained by selling in strategic partner products into Steeped sales opportunities. | B2B (Strategic Partners products sold into Hospitality and other various channels). |

**Competition**

The markets in which our products are sold are highly competitive and include both indirect and direct competitors. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, value and packaging are also important differentiating factors.

Several of our main indirect competitors are alternative single-serve brewing methods, including the following recognized brands: (i) Pods from Keurig and other generic/competitive brands; (ii) Capsules from Nespresso and other generic/competitive brands; (iii) Instant Coffee from Starbucks Via, Swift Cup and other generic/competitive brands; (iv) Single-serve Pour Overs from Kuju and other various generic/competitive brands; (v) Single-serve Teas; (vi) RTD coffee beverages; and (vii) Co-Packing Coffee Services.

Several of our main direct competitors are copy-cat single-serve coffee bags including the following recognized brands: (i) Single-serve filtered coffee bags from Black Rifle and various other brands; (ii) Single-serve coffee in a tea bag from Folgers and various other brands; and (iii) Copy-cat co-packing services from Nuzee or other various companies as well as any related products that these companies produce for other brands.

**Customer Base**

The Issuer sells directly under the Steeped Coffee® brand to B2C and B2B distribution channels, while also licensing applicable IP and manufacturing of the Steeped™ Brew Bag technology to a growing list of national and international coffee brands, and other co-branded private label partners.

**Supply Chain**

Although the Issuer is dependent upon certain third-party vendors and co-manufacturers, the Issuer has access to alternate suppliers, co-manufacturers and service providers in the event its current third-party vendors are unable to provide supplies or services or if any issues arise with its current vendors where a change is required to be made. The Issuer does not believe the loss of a current third-party vendor, co-manufacturer or service provider would cause a long-term major disruption to its business, although it could cause short-term limitations or disruptions.

**Intellectual Property**

| Application or Registration # | Title | Description | File Date | Registration/ Grant Date | Country |
|---|---|---|---|---|---|
| 5,326,063 | "STEEPED COFFEE" | Standard Character Mark | December 6, 2016 | October 31, 2017 | USA |
| 6,218,713 | "STEEPED PACK" | Standard Character Mark | May 13, 2019 | December 08, 2020 | USA |
| 6,223,920 | "STEEPED BAG" | Standard Character Mark | May 13, 2019 | December 15, 2020 | USA |
| 5,919,966 | Steeped Scope | Design Mark | May 13, 2019 | November 26, 2019 | USA |
| 5,919,971 | Steeped Sun Bean | Design Mark | May 13, 2019 | November 26, 2019 | USA |
| 6,223,921 | "STEEPED COLD BREW" | Standard Character Mark | May 13, 2019 | December 15, 2020 | USA |
| 5,921,015 | "STEEPED TO PERFECTION" | Standard Character Mark | June 05, 2019 | November 26, 2019 | USA |
| 5,919,963 | "JUST + WATER" | Standard Character Mark | May 13, 2019 | November 26, 2019 | USA |
| 5,919,916 | "CONVENIENCE MEETS QUALITY" | Standard Character Mark | May 13, 2019 | November 26, 2019 | USA |
| 7169915 | "PURPOSE BEYOND PROFITS" | Standard Character Mark | May 13, 2019 | September 19, 2023 | USA |
| 6852791 | "TAKE YOUR MOMENT" | Standard Character Mark | May 13, 2019 | September 20, 2022 | USA |
| 6852792 | "COFFEE SIMPLIFIED" | Standard Character Mark | May 13, 2019 | September 20, 2022 | USA |
| 98190199 | "STEEPED" | Standard Character Mark | September 21, 2023 | Pending | USA |
| 98190194 | "STEEPED COFFEE" | Standard Character Mark | September 21, 2023 | Pending | USA |
| 18/534,422 | Coffee Beverage and Methods | Patent | December 8, 2022 | Pending* | USA |
| 2018322021 | Coffee Beverage and Methods | Patent | August 21, 2018 | December 8, 2022 | Australia |
| 762716 | Coffee Beverage and Methods | Patent | August 21, 2018 | June 28, 2022 | New Zealand |
| ZL 201880062919.X | Coffee Beverage and Methods | Patent | August 21, 2018 | June 6, 2023 | China |

| 10-2551662 | Coffee Beverage and Methods | Patent | August 21, 2018 | June 30, 2023 | South Korea |
|---|---|---|---|---|---|

*The Issuer has filed for related patents in approximately 45 countries. Further, this patent application is a continuation of Patent application 18/091,247 filed on December 29, 2022, which was a continuation of Patent application 15/684,528 filed on August 23, 2017.

All other intellectual property is in the form of trade secrets, copyrights, trade dress, business methods and know-how, and is protected through intellectual assignment and confidentiality agreements with Issuer employees, advisors, service providers and consultants.

***Domain Names***

The Issuer owns the https://www.steepedcoffee.com/ domain name.

**Governmental/Regulatory Approval and Compliance**

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**

On January 27, 2023, the Issuer filed a complaint in California Superior Court in Santa Cruz County under Docket No. 23-cv-234 (the "State action") to enforce the terms of a settlement agreement Issuer and NuZee entered into during 2021. Issuer's complaint alleges that NuZee breached the prior settlement agreement by continuing to advertise products using certain "steep" terms despite the settlement agreement's prohibition on such use. On May 15, 2023, NuZee filed a declaratory judgment complaint against Issuer in the U.S. District Court for the Southern District of California (the "S.D. Cal. action"), seeking a declaratory judgment of trademark non-infringement. Issuer moved to dismiss the S.D. Cal. action, and on September 13, 2023 the Court granted Issuer's motion and dismissed NuZee's S.D. Cal. action with prejudice. Nuzee separately filed petitions with the U.S. Patent and Trademark Office seeking to cancel certain of Issuer's registered U.S. trademarks (the "TTAB actions"); such cancellation proceedings are currently suspended pending the outcome of the State action. Issuer and NuZee mediated their dispute on January 16, 2024, and agreed to settle any and all claims between them, including the State action, S.D. Cal. action, and TTAB actions, in accordance with mutually acceptable terms that were memorialized in a binding term sheet ("Term Sheet") executed by the parties at the conclusion of the mediation. Although the parties still must execute a definitive settlement agreement incorporating the terms of the Term Sheet, and file withdrawals of the various pending actions between them, Issuer believes that the dispute with NuZee is concluded.

In December 2023, Iuliano #1, LLC ("Iuliano"), filed an Unlawful Detainer complaint against Issuer in California Superior Court under Docket No. 23-CV-02980 seeking to evict Issuer from a certain leased property in Scotts Valley, CA (the "SV complaint"), which Issuer had ceased use of during the course of 2023. Prior to service of the SV complaint on Issuer, the parties reached an agreement concerning Issuer's surrender of physical possession of the property, and Iuliano dismissed the SV complaint without prejudice on January 5, 2024. On January 26, 2024 Iuliano issued a "Security Deposit Statement" to Issuer, confirming that Iuliano had applied Issuer's security deposit on file to certain charges and amounts owed by Steeped to date related to the leased property, and identifying $15,504.27 as the remainder owed by Issuer. Although Iuliano has not filed any other actions against or made any other demands of Issuer to date, it is possible that Iuliano could do so in the future. Although Issuer believes it has mitigated its liability by providing Iuliano with a suitable replacement tenant for the property, with whom Iuliano has now entered into a new lease, and believes that Issuer's lease is now terminated, and that Iuliano would be unable to seek rent payment for the remainder of the lease term with Issuer, which expires in February 2025, it is possible that Iuliano could claim Issuer owes future rent payments or damages. In the event Issuer is unable to amicably resolve any such future dispute, and to the extent Iuliano is deemed to be owed some or all of rent payments for the remainder of the lease term, Issuer's liability could be in the range of $30,000-$250,000.

Additionally, the Issuer continually evaluates the marketplace for potential infringement by third parties, and the Issuer may in the future be required to enforce its intellectual property rights against third parties, including potentially through litigation.

## USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

| Use of Proceeds | % of Proceeds if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Proceeds if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| Intermediary Fees | 4% | $2,000 | 4% | $200,000 |
| Sales and Marketing (1) | 52% | $26,000 | 52% | $2,600,000 |
| Intellectual Property and Legal Costs | 6.5% | $3,250 | 6.5% | $325,000 |
| General Working Capital including Inventory | 6% | $3,000 | 6% | $300,000 |
| Leadership and Management (2) | 30% | $15,000 | 30% | $1,500,000 |
| ERP, Accounting Systems, Consulting and Implementation | 1.5% | $750 | 1.5% | $75,000 |
| **Total** | **100%** | **$50,000** | **100%** | **$5,000,000** |

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above so as to assist you in understanding how the offering proceeds will be used.

(1) These proceeds will be used to better target sales and marketing efforts and hire additional personnel in these functions to not only convert new leads into customers due to the expected growth but also provide account management to service accounts.

(2) These proceeds will be used to hire personnel to key leadership positions in management.

## DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Josh Wilbur | CEO, Founder and Director | CEO & Founder, Steeped, Inc., 2017 – Present<br><br>Responsible for strategy and general CEO responsibilities. | Rollins College, B.A., Art, English, Communications and Marketing, 2002<br><br>University of Sydney, Marketing, 2001 |
| Lisa Dentino | Executive Assistant to the CEO | Executive Assistant to the CEO, Steeped, Inc., 2021 – Present<br><br>Responsible for providing comprehensive administrative support to facilitate the CEO's workflow and enhance overall organizational efficiency. Key responsibilities include:<br><br>● Serve as an assistant and strategic partner to the CEO<br>● Manage the day-to-day schedule of the CEO, ensuring that they are well prepared for meetings and maintain list of follow-up actions<br>● Manage communications with investors, acting as the point of contact for the CEO<br>● Assist with board meeting preparation<br>● Provide administrative support to Leadership Team when needed | Westminster College, B.A. Public Relations 1992<br><br>Duquesne University, Certificate in Paralegal Studies, 1994 |
| R. Stirling Vineyard, Jr. | Financial Adviser | Financial Adviser, Steeped, Inc., 2022 – Present<br><br>Responsible for providing accounting services to Steeped, including assisting with month-end close, financial reporting and submittals, and providing overall financial advisement.<br><br>Fractional CFO, Steeped, Inc., 2020 - 2022<br><br>Responsible for strategic business planning, capital raising and overall financial aspects of the Company's business. | Southern Methodist University (SMU), MBA, Finance and Strategy & Entrepreneurship, 2004;<br><br>Texas Tech University, BBA, Accounting, 1994;<br><br>Certified Public Accountant, State of Texas, 1997 |

| | | Owner & Founder, Vineyard Advisors & CPAs, PLLC, 2013 - Present<br><br>Responsible for all aspects of firm delivering business consulting and tax services, including providing services to the Company.<br><br>Partner and Co-Founder, Monmouth Ventures, LLC, 2019 - Present<br><br>Responsible for all aspects of Reg D, 506(b) fund management. | |
|---|---|---|---|
| James Bierman | Acting CFO | Acting CFO and Consultant, Steeped, Inc., 2022 – Present<br><br>Responsible for overseeing the Finance division. Focused on enhancing financial controls, cash flow planning, projections, and budgeting. Additionally, utilizes lean principles to streamline the business, improving the ROI of the Issuer's cash burn.<br><br>COO and Vice President of Sales, Alpha Paw, 2020 – 2022<br><br>Responsible for managing the full P&L, overseeing Operations, Wholesale Sales, and Amazon Sales. Primary focus was improving cash flow through supply chain cost optimization, building profitable sales channels, and enhancing overall business efficiency. Notable achievements included launching new sales channels with projected annualized sales of $8.5 million, restructuring logistics to save 25% of COGS, and supporting an $8 million Series A venture capital raise. | Washington University in St. Louis, M.B.A., 2016<br><br>Rose-Hulman Institute of Technology, B.S. Civil Engineering, 2009 |
| Amy Brosius | General Counsel | General Counsel, Steeped, Inc., 2023 – Present<br><br>Responsible for all Issuer legal matters.<br><br>Contract Attorney - Paul Hastings LLP; Choate, Hall & Stewart LLP via Bridgeline Solutions, 2022 – 2023<br><br>Advised clients on Intellectual Property, Transactions Diligence, and Litigation matters.<br><br>VP, Assistant General Counsel, Keurig Dr Pepper Inc., 2011 – 2021 | Miami University (Ohio), B.A. History and Political Science, 1993<br><br>Suffolk University School of Law, J.D., 2002 |

| | | Responsible for Intellectual Property, Advertising, Regulatory, and other legal matters. Supported R&D, Regulatory, Innovation, Marketing, eComm and other business teams.<br><br>Principal; Associate, Fish & Richardson P.C. 2002-2010<br><br>Advised clients on Trademark, Copyright, and Litigation matters. | |
| --- | --- | --- | --- |
| Evan Dohrmann | Executive Vice President of Sales | Executive Vice President of Sales, Steeped, Inc., 2023 – Present<br><br>Responsible for overseeing a fully remote sales and marketing team of 8 individuals who provide support and service to customers nationwide. Key responsibilities include:<br><br>• Setting and executing effective sales and marketing strategies to maximize revenue and market share.<br>• Fostering strong relationships with licensed partners, wholesale, and retail customers to identify and pursue growth opportunities.<br>• Leading and motivating a remote team to consistently exceed sales targets and deliver exceptional customer experiences.<br>• Tracking and analyzing market trends, competitive landscape, and customer behavior to inform data-driven decision-making and optimize business performance.<br><br>COO, Promised Grounds, 2022 - 2023<br><br>Selected by the founder to spearhead company operations and lead a pivotal financial turnaround effort in support of a strategic exit plan. Successfully executed a comprehensive restructuring program which resulted in significant revenue and cost-savings improvements, laying a strong foundation for the company's future growth and success.<br><br>COO, Groundwork Coffee, 2017-2022<br><br>Reported directly to the CEO and Board, leading and managing retail operations, sales, wholesale operations, HR, and IT. With a deep understanding of the COVID-19 pandemic's impact on business, successfully organized and guided the executive team to overcome challenges and ensure compliance. | Lewis & Clark College, B.A., History, 2004 |

| | | | |
|---|---|---|---|
| | | Additionally, implemented strategic tactics that aligned with the long-term business goals, utilizing data-driven budget analysis to drive financial success. Also, took charge of creating impactful business and financial presentations, while closely managing key performance indicators to improve company performance. Lastly, prioritized ongoing personnel development and managerial strategies to foster growth and achieve organizational objectives. | |
| Robin Shelley | Vice President of Marketing | Vice President of Marketing and Consultant, Steeped, Inc., 2023 – Present<br><br>Responsible for overseeing the marketing team and ecommerce sales channels. Key responsibilities include:<br>● Managing email, SMS, affiliate, social media, retail, grocery and wholesale marketing<br>● Managing paid social and PPC advertising, and agency partners<br>● Managing all ecommerce sales channels, including steepedcoffee.com, Amazon, Walmart Marketplace and Faire<br>● Managing customer service<br><br>Self-employed Marketing Consultant, 2023 - Present<br><br>Provide consulting on marketing matters.<br><br>VP of Marketing, Cusa Tea and Coffee, 2018 – 2023<br><br>Responsible for marketing matters. | St. Edward's University, B.A., English Writing and Rhetoric, 2008 |
| Wade Wickus | Vice President of Operations | Vice President of Operations, Consultant, Steeped, Inc., 2022 - Present<br><br>Oversees the production, logistics, and supply chain management. Responsible for developing and implementing strategies to improve productivity, reduce costs, and increase profitability.<br><br>CEO, Supply Chain Secret Sauce, 2021 - Present<br><br>Self-employed Supply Chain Consultant. | Ripon College, BBA in Management Leadership, and B.A,. Business Administration, 1998 |

| | | CEO & Co-Founder, Link Supply Chains, 2020-2021 Responsible for leading company, customer acquisition strategy, software programming and investment. | |
|---|---|---|---|
| Heather Rios | Director of People | Director of People of Steeped, Inc., 2021 – Present Responsible for Company culture and human resources HR Business Partner, First Alarm, 2020 - 2021 Responsible for business unit human resources Director of Human Resources, PayCertify, 2018 - 2020 Responsible for corporate and departmental human resources | SHRM-SCP, 2019 SLII Facilitator, 2021 San Jose State University / Southern New Hampshire University, BBA, Finance, candidate, 2023 |

**Biographical Information**

Josh Wilbur: Josh is the CEO and Founder of the Issuer. He is a graduate of Rollins College holding a B.A. with concentrations in Art, English, Communications and Marketing. Josh is a serial entrepreneur and has over 15 years of experience in fintech and consumer goods startups with the mission to simplify products that make life experiences better.

Lisa Dentino: Lisa is the Executive Assistant to the CEO of the Issuer. With over six years of dedicated executive assistant support, Lisa has played pivotal roles at Steeped Coffee, YMCA of NWNC, and Goodwill of NWNC. Prior to her executive assistant roles, Lisa has over 20 years of experience as a legal assistant in the areas of personal injury and intellectual property.

James Bierman: James is the acting CFO of the Issuer. With a strong and accomplished foundation in finance, James has over two decades of experience, ranging from large employee-owned Fortune 500 firms to dynamic startups in various industries. He brings a wealth of expertise in financial management, strategic planning, and entrepreneurship. James is renowned for his ability to drive profitability, optimize cash flow, and achieve significant bottom-line results through sound financial practices. His contributions to the Issuer are instrumental in ensuring financial stability and growth

R. Stirling Vineyard, Jr.: Stirling was the CFO of the Company from 2020 to 2022 and is a current Financial Adviser to the Company providing overall accounting services. He holds an MBA in Finance and Strategy and Entrepreneurship from SMU, and Stirling earned a BBA, Accounting from Texas Tech University. He has over 20 years of experience in strategy and mergers and acquisitions, over 15 years operating both early-stage and mature businesses, and over 5 years of experience in private equity and venture capital.

Amy Brosius: Amy is the General Counsel of the Issuer, supporting the Issuer on all legal matters. She holds a J.D. from Suffolk University School of Law (Boston, MA), and a B.A. from Miami University (Oxford, OH). Amy has over 20 years of corporate in-house and law firm experience, including ten years as VP, Assistant General Counsel at Keurig Dr Pepper Inc., where she supported various business teams on Intellectual Property, Advertising, Litigation, Regulatory and other legal matters. She was previously a Principal with the national Intellectual Property law firm Fish & Richardson, P.C.

Evan Dohrmann: Evan is the Executive Vice President of Sales for the Issuer. He is a seasoned and results-driven executive leader with a relentless commitment to driving growth and implementing transformative solutions. Boasting

a proven track record in both sale and operations, Evan has successfully revitalized businesses, engineered efficient systems, and consistently delivered exceptional value to customers. His extensive experience spans across diverse industries, where he has adeptly overseen functions such as sales, operations, procurement, retail, finance, human resources, and information technology, managing sizable teams and budgets with a keen eye for generating impressive results. Recognized for his leadership skills, genuine empathy, and innate ability to inspire, Evan is dedicated to making a positive impact and leaving a lasting legacy of improvement in every endeavor he undertakes.

Robin Shelley: Robin is the VP of Marketing of the Issuer as a consultant. She has 13 years of management experience, nine years' CPG experience and six years' experience heading marketing for food and beverage brands, specifically in the tea and coffee space. Robin is a seasoned expert in B2C and B2B marketing strategy, ecommerce channel growth, email and SMS marketing, and agency management, specializing in omnichannel growth marketing, customer acquisition and customer retention. She has a track record of exceeding sales quotas and developing high-ROI marketing initiatives, using data-driven insights and low-cost, creative solutions.

Wade Wickus: Wade is the acting Vice President of Operations of the Issuer, and has over 30 years of experience with procurement, logistics, and warehouse operations, specializing in the use of technology to optimize supply chains. He has installed WMS systems, TMS systems, and ground-level analysis of data to optimize supply chains. He has been published in *Parcel Magazine* and has spoken at several conferences.

Heather Rios: Heather is Director of People for the Issuer. She holds two certifications in the areas of human resources and leadership: SHRM-SCP and SLII Facilitator. Bringing the "human" to HR daily with all individuals, Heather is a highly experienced human resources executive with a demonstrated history of working in Silicon Valley for high tech, non-profits, and start-ups. She is skilled in recruitment and retention, culture, career pathing, SOPs, negotiation, operations management, payroll, and benefits.

**Indemnification**

Indemnification is authorized by the Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

# CAPITALIZATION, DEBT AND OWNERSHIP

## Capitalization

The Issuer's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**") and 1,000,000 shares of FF preferred stock, par value $0.00001 per share (the "**FF Preferred Stock**"). As of the filing of this Form C, 6,641,361 shares of Common Stock (including shares issued under the 2019 Stock Plan described below) and 666,667 shares of FF Preferred Stock are issued and outstanding.

Additionally, the Issuer has established the Steeped, Inc. 2019 Stock Plan for which 740,741 shares of Common Stock are authorized for issuance thereunder.  As of the date of this Form C, 641,361 shares of Common Stock have been issued under the 2019 Stock Plan (subject to meeting certain vesting requirements). Additionally, 92,000 options have been committed for issuance under the 2019 Stock Plan but have not yet been issued (and remain subject to board approval and the execution of definitive documentation), leaving 7,380 shares of Common Stock.

### *Outstanding Capital Stock*

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

| Type | Common Stock |
|---|---|
| **Amount Outstanding** | 6,641,361* |
| **Par Value Per Share** | $0.00001 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 49.26% |

*A portion of these awards remain subject to vesting requirements.

| Type | FF Preferred Stock |
|---|---|
| **Amount Outstanding** | 666,667* |
| **Par Value Per Share** | $0.00001 |
| **Voting Rights** | Each holder of FF Preferred Stock shall be entitled to the number of votes equal to the number of shares of the Common Stock into which such shares of FF Preferred Stock could be converted |
| **Anti-Dilution Rights** | None |
| **Other Rights** | (a) Right to receive dividends on a pro rata basis with the Common Stock when and as declared (non-cumulative); (b) Liquidation rights on a pro rata basis with the Common Stock; (c) Right to convert into Common Stock at any time by dividing $.10 by the Conversion Price (as defined in the Issuer's Restated Charter) applicable to such shares, as in effect on the date the certificate is surrendered for conversion; and (d) Automatic conversion into Common Stock upon a firm commitment public offering or written consent of the holders of a majority of the FF Preferred Stock. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional shares of FF Preferred Stock at a later date. The issuance of such additional shares of FF Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 4.94% |

*Converts into 66 shares of Common Stock

## Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

| | |
|---|---|
| **Type** | Options to Purchase Common Stock under 2019 Stock Plan |
| **Shares Issuable Upon Exercise** | 92,000* |
| **Voting Rights** | The holders of Options to purchase Common Stock are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 0.68% |

*All options have been committed to employees and advisors of the Issuer but have yet to be issued. These awards remain subject to board approval and the execution of definitive documentation.

| | |
|---|---|
| **Type of security** | Convertible Notes (Seed Round 1) |
| **Amount Outstanding** | $1,175,000 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation Cap: $8,000,000/ Discount: 10% |
| **Interest Rate** | 4% |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 8.06%* |

*Does not reflect accrued interest

| Type of security | Convertible Notes (Seed Round 2) |
|---|---|
| Amount Outstanding | $1,535,000 |
| Voting Rights | None |
| Anti-Dilution Rights | None |
| Material Terms | Valuation Cap: $12,000,000/ Discount: 20% |
| Interest Rate | 4% |
| How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF | The Issuer may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities). | 7.02%* |

*Does not reflect accrued interest

| Type of security | Convertible Notes (Seed Round 3) |
|---|---|
| Amount Outstanding | $575,000 |
| Voting Rights | None |
| Anti-Dilution Rights | None |
| Material Terms | Valuation Cap: $12,000,000/ Discount: 20% |
| Interest Rate | 4% |
| How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF | The Issuer may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities). | 2.63%* |

*Does not reflect accrued interest

| | |
|---|---|
| **Type of security** | Convertible Notes (Seed Round 4) |
| **Amount Outstanding** | $3,015,000 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation Cap: $20,000,000/ Discount: 20% |
| **Interest Rate** | 4% |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 8.27%* |

*Does not reflect accrued interest

| | |
|---|---|
| **Type of security** | Convertible Notes (Seed Round 5) |
| **Amount Outstanding** | $365,000 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation Cap: $25,000,000/ Discount: 20% |
| **Interest Rate** | 4% |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 0.80%* |

*Does not reflect accrued interest

| | |
|---|---|
| **Type of security** | Convertible Notes (Seed Round 6) |
| **Amount Outstanding** | $1,300,000 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation Cap: $25,000,000/ Discount: 20% |
| **Interest Rate** | 4% |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 2.85%* |

*Does not reflect accrued interest

| Type | Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity) |
|---|---|
| **Face Value** | $5,047,331* |
| **Voting Rights** | The holders of SAFEs are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation cap of $33,000,000 |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional Crowd SAFEs at a later date. The issuance of such additional Crowd SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 8.39% |

*Includes $49,973 in SAFEs issued to the Intermediary.

| Type | Crowd SAFE Regulation D Offering (Simple Agreement for Future Equity) |
|---|---|
| **Face Value** | $1,644,793* |
| **Voting Rights** | The holders of SAFEs are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation cap of $33,000,000 |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 2.74% |

*Includes $24,306 in SAFEs issued to an affiliate of the Intermediary.

| Type of security | Convertible Notes (Seed Round B2) |
|---|---|
| **Amount Outstanding** | $1,192,500 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation Cap: $33,000,000/ Discount: 20%/1.5x Multiplier Upon Conversion |
| **Interest Rate** | 10% |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 3.23%* |

*Does not reflect accrued interest. Does reflect 1.5x multiplier upon conversion.

| Type of security | Convertible Notes (Seed Round B) |
|---|---|
| **Amount Outstanding** | $620,438 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation Cap: $33,000,000/ Discount: 20% |
| **Interest Rate** | 8% |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 1.12%* |

*Does not reflect accrued interest

**Outstanding Debt**

As of the date of this Form C, the Issuer has the following debt outstanding:

| Type | Promissory Notes for Machinery and Equipment from Shareholders |
|---|---|
| **Amount Outstanding** | $259,005* (as of January 31, 2024), broken down as follows:<br>Note 2: $30,159<br>Note 3: $29,630<br>Note 4: $63,291<br>Note 5: $135,925 |
| **Interest Rate and Amortization Schedule** | Ranging between 7-10%, broken down as follows:<br>Note 2: 10%<br>Note 3: 10%<br>Note 4: 8%<br>Note 5: 7% |
| **Description of Collateral** | Secured by the Equipment |
| **Maturity Date** | Ranging from 2025-2026, broken down as follows:<br>Note 2: February 1, 2025<br>Note 3: February 1, 2025<br>Note 4: November 13, 2025<br>Note 5: September 1, 2026 |

*Note 1 was paid off in 2022.

| Type | SBA EIDL Loan* |
|---|---|
| **Amount Outstanding** | $440,000 (as of January 31, 2024) |
| **Interest Rate and Amortization Schedule** | 3.75% per annum.<br><br>Installment payments, including principal and interest of $2,233 monthly will begin thirty (30) months from the date of issuance of the promissory note. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note. |
| **Description of Collateral** | All assets. |
| **Other Material Terms** | N/A |
| **Maturity Date** | September 2050 |

*The Company received an original SBA EIDL in the amount of $141,500 during the year ending December 31, 2020. The Company received a loan modification on September 2, 2021, increasing the loan amount by an additional $298,500, to $440,000.

**Ownership**

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
|---|---|---|
| Josh Wilbur | 6,000,000 shares of Common Stock/ <br><br> 666,667 shares of FF Preferred Stock | 90.00% |

# FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

## Cash and Cash Equivalents

As of January 31, 2024, the Issuer had an aggregate of $310,442 in cash and cash equivalents. The Issuer expects to privately raise $500,000 in capital over the next two months, which when combined with existing cash on hand will leave the Issuer with approximately 4 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

## Liquidity and Capital Resources

The proceeds from this Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to, or in lieu of any shortfall from, the Offering, the Issuer may concurrently undertake to raise up to an additional $5,000,000 by selling securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering").

In July 2022, the Issuer completed an offering pursuant to Regulation CF and raised $4,997,357.

## Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

## Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

## *Trends and Uncertainties*

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

## Material Changes and Other Information

None

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued/Notes | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Common Stock under the Company's 2019 Stock Plan | $0 | 644,028+ | N/A | Various Dates from 2019 to the Present | Rule 701 |
| Convertible Notes (Seed 1) | $320,000* | 12 | General Working Capital | Various dates in 2019 up to August 29, 2019 | Section 4(a)(2) |
| Convertible Notes (Seed 2) | $1,535,000 | 27 | General Working Capital | Various dates between June 21, 2019 and June 1, 2020 | Section 4(a)(2) |
| Convertible Notes (Seed 3) | $575,000 | 11 | General Working Capital | Between April 29, 2020 and May 8, 2020 | Section 4(a)(2) |
| Convertible Notes (Seed 4) | $3,015,000 | 40 | General Working Capital | Various Dates between November 2, 2020 and January 11, 2022 | Section 4(a)(2) |
| Convertible Notes (Seed 5) | $365,000 | 7 | General Working Capital | Between January 7, 2022 and June 6, 2022 | Section 4(a)(2) |
| Convertible Notes (Seed 6) | $1,300,000 | 5 | General Working Capital | Between March 7, 2022 and April 18, 2022 | Section 4(a)(2) |
| Crowd SAFE (Simple Agreement for Future Equity) | $5,047,331** | 4,801 | General Working Capital | July 27, 2022 | Reg. CF |
| Crowd SAFE (Simple Agreement for Future Equity) | $1,644,793*** | 90 | General Working Capital | October 7, 2022 | Regulation D Rule 506(c) |

| | | | | | |
|---|---|---|---|---|---|
| Convertible Notes (Seed B) | $620,438 | 28 | General Working Capital | Between December 4, 2023 and December 18, 2023 | Section 4(a)(2) |
| Convertible Notes (Seed B2) | $1,192,500**** | 28 | General Working Capital | Between June 15, 2023 and January 26, 2023 | Section 4(a)(2) |
| Options to Purchase Common Stock | N/A | 92,000 | N/A | ***** | Rule 701 |

+Includes 2,667 shares that were subsequently forfeited or repurchased.
*Does not include $855,000 of Convertible Notes (Seed 1) which were issued prior to 2019.
**Includes $49,973 in Crowd SAFEs issued to the intermediary.
***Includes $24,306 in SAFEs issued to an affiliate of the intermediary.
****This offering is ongoing.
*****Reflects options committed but not yet issued. All awards remain subject to board approval and execution of definitive documentation.

 See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.


## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

a) From May 1, 2020 to September 29, 2021, the Issuer issued secured notes totaling $627,158 to certain shareholders of the Issuer, including to Dave Wilbur, the father of the Issuer's CEO, in the amount of $246,835, for the purchase of machinery and equipment with maturity dates ranging from 2022 to 2026. As of December 31, 2023, $270,125 was outstanding, of which $31,936 was outstanding to Dave Wilbur. The notes accrue interest at a rate between seven and ten percent.

b) On January 1, 2017, the Issuer received an unsecured line-of credit with a maximum available credit of $500,000 from the Issuer 's CEO, Josh Wilbur, with a maturity date set on December 31, 2026. The line-of-credit accrues interest at a rate of eight percent. As of December 31, 2023, there were no amounts outstanding.

## TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

## LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

**The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:**

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

**Ongoing Reporting**

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://steepedcoffee.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

    (1)  the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2)  the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3)  the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4)  the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5)  the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

## ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Steeped, Inc.
(Issuer)

By:/s/ Josh Wilbur
(Signature)

Josh Wilbur
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Josh Wilbur
(Signature)

Josh Wilbur
(Name)

Director
(Title)

February 15, 2024
(Date)

*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

# EXHIBIT A

*Financial Statements*

# Steeped, Inc.
# DBA Steeped Coffee

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2022 AND 2021

## *Audited*

*(Expressed in United States Dollars)*

**INDEX TO FINANCIAL STATEMENTS**

## INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors of
Steeped, Inc.
Scotts Valley, California

### Opinion

We have audited the financial statements of Steeped, Inc., which comprise the balance sheets as of December 31, 2022, and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Steeped, Inc. as of December 31, 2022, and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

### Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Steeped, Inc.. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Steeped, Inc.'s ability to continue as a going concern for period of twelve months from the date of the issuance of these financial statements.

### Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Steeped, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Steeped, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

*SetApart FS*

January 31, 2024
Los Angeles, California

| As of December 31, | 2022 | 2021 |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| **Current Assets:** | | |
| Cash & cash equivalents | $ 2,266,809 | $ 192,267 |
| Account receivables, net | 200,853 | 434,808 |
| Subscriptions receivable | 533,875 | - |
| Inventories | 889,710 | 356,079 |
| Prepaids and other current assets | 54,633 | 40,562 |
| **Total current assets** | **3,945,880** | **1,023,716** |
| | | |
| Property and equipment, net | 1,019,099 | 852,969 |
| Right of use assets | 163,685 | - |
| Other non-current assets | - | 20,785 |
| **Total assets** | **$ 5,128,664** | **$ 1,897,470** |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current Liabilities:** | | |
| Account payables | $ 178,205 | $ 644,686 |
| Credit cards | 6,129 | 76,843 |
| Current portion of Promissory Note and Loans | 131,998 | 290,707 |
| Loan payable | 2,874 | - |
| Other current liabilities | 220,915 | 92,141 |
| Right of use liabilities | 168,465 | - |
| **Total current liabilities** | **708,586** | **1,104,377** |
| | | |
| Promissory note and loans | 8,668,249 | 7,010,943 |
| Other non-current liabilities | 682,613 | 401,188 |
| SAFE(s) | 6,692,124 | - |
| **Total liabilities** | **16,751,572** | **8,516,508** |
| | | |
| **STOCKHOLDERS EQUITY** | | |
| Preferred stock | 7 | 7 |
| Common Stock | 60 | 60 |
| Additional Paid in Capital | - | - |
| Retained earnings/(Accumulated Deficit) | (11,622,975) | (6,619,105) |
| | | |
| **Total stockholders' equity** | **(11,622,908)** | **(6,619,038)** |
| | | |
| **Total liabilities and stockholders' equity** | **$ 5,128,664** | **$ 1,897,470** |

*See accompanying notes to financial statements.*

**Steeped, Inc. DBA Steeped Coffee**
STATEMENTS OF OPERATIONS

| For Fiscal Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net revenue | $ 2,828,531 | $ 2,922,061 |
| Cost of goods sold | 2,462,362 | 2,851,959 |
| Gross profit | 366,169 | 70,102 |
| | | |
| Operating expenses | | |
| General and administrative | 2,912,508 | 1,267,249 |
| Sales and marketing | 2,146,317 | 1,564,520 |
| Total operating expenses | 5,058,825 | 2,831,769 |
| | | |
| Operating income/(loss) | (4,692,656) | (2,761,667) |
| | | |
| Interest expense | 385,972 | 275,488 |
| Other Loss/(Income) | (79,537) | (72,880) |
| Income/(Loss) before provision for income taxes | (4,999,091) | (2,964,275) |
| Provision/(Benefit) for income taxes | - | - |
| | | |
| **Net income/(Net Loss)** | **$ (4,999,091)** | **$ (2,964,275)** |

*See accompanying notes to financial statements.*

**Steeped, Inc. DBA Steeped Coffee**
**STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**

| (USD $ in Dollars) | Preferred Stock Shares | Preferred Stock Amount | Common Stock Shares | Common Stock Amount | Additional Paid In Capital | Retained earnings/ (Accumulated Deficit) | Total Shareholder Equity |
|---|---|---|---|---|---|---|---|
| **Balance—December 31, 2020** | **666,667** | **$ 7** | **6,000,000** | **$ 60** | **$ -** | **$ (3,654,830)** | **$ (3,654,763)** |
| Restricted stock awards granted | | | 646,799 | - | | | - |
| Net income/(loss) | | | | | | (2,964,275) | **(2,964,275)** |
| **Balance—December 31, 2021** | **666,667** | **$ 7** | **6,646,799** | **$ 60** | **$ -** | **$ (6,619,105)** | **$ (6,619,038)** |
| Restricted stock awards granted | | | | - | | | - |
| Adoption of ASC 842 | | | | | | (4,779) | **(4,779)** |
| Net income/(loss) | | | | | | (4,999,091) | **(4,999,091)** |
| **Balance—December 31, 2022** | **666,667** | **$ 7** | **6,646,799** | **$ 60** | **$ -** | **$ (11,622,975)** | **$ (11,622,908)** |

*See accompanying notes to financial statements.*

**Steeped, Inc. DBA Steeped Coffee**
STATEMENTS OF CASH FLOWS

| For Fiscal Year Ended December 31, | 2022 | 2021 |
|---|---:|---:|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net income/(loss) | $ (4,999,091) | $ (2,964,275) |
| Adjustments to reconcile net income to net cash provided/(used) by operating activities: | | |
| Depreciation of tangible assets | 141,134 | 115,582 |
| Amortization of intangible assets | - | 755 |
| Changes in operating assets and liabilities: | | |
| Inventories | (533,631) | (231,952) |
| Account receivables | 233,955 | (63,720) |
| Subscriptions receivable | (533,875) | - |
| Other receivable | - | 100,000 |
| Prepaids and other current assets | (14,071) | (22,562) |
| Other non-current assets | 20,785 | - |
| Account Payables | (466,481) | (55,490) |
| Credit cards | (70,714) | 34,636 |
| Other current liabilities | 128,774 | 22,209 |
| **Net cash provided/(used) by operating activities** | **(6,093,215)** | **(3,064,817)** |
| | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | |
| Purchases of property and equipment | (307,263) | (331,316) |
| **Net cash provided/(used) in investing activities** | **(307,263)** | **(331,316)** |
| | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Issuance of Common Stock | - | - |
| Borrowing on promissory notes | 8,475,020 | 2,933,627 |
| **Net cash provided/(used) by financing activities** | **8,475,020** | **2,933,627** |
| | | |
| Change in cash | 2,074,542 | (462,506) |
| Cash—beginning of year | 192,267 | 654,773 |
| **Cash—end of year** | **$ 2,266,809** | **$ 192,267** |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash paid during the year for interest | $ 48,132 | $ 67,851 |
| Cash paid during the year for income taxes | $ - | $ - |
| | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | |
| Purchase of property and equipment not yet paid for | $ - | $ - |
| Issuance of equity in return for note | $ - | $ - |
| Issuance of equity in return for accrued payroll and other liabilities | $ - | $ - |

*See accompanying notes to financial statements.*

## 1.    NATURE OF OPERATIONS

Steeped, Inc. was originally incorporated in the state of California on December 19, 2016, as SpecialTea Coffee, Inc.  On March 28, 2017, the Company completed a merger with SpecialTea Coffee, Inc. a Delaware corporation. SpecialTea Coffee, Inc., a Delaware corporation, is the surviving entity, and on June 19, 2017, the Company changed its name to Steeped, Inc. Steeped, Inc. operates under the DBA Steeped Coffee. The financial statements of Steeped, Inc. (which may be referred to as "Steeped Coffee", "Steeped", "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").  The Company's headquarters are located in Scotts Valley, CA.

Steeped is Coffee simplified. Steeped Coffee® is the new standard in coffee, brewed with the ritual of tea using simple Steeped Bags®.  Steeped Coffee was innovated to combine the quality of craft specialty coffee with the convenience of single-serve coffee, but unplugged, without the environmental impact. Steeped, Inc. directly provides its proprietary brewing method through national distributions in multiple markets, as well as by partnering with hundreds of top roasters and coffee brands. After receiving several national awards, Steeped is leading the movement to revolutionize the world's dependence on wasteful single-serve coffee pods, and has pioneered the first and only barista-approved single-serve brewing method that is completely compostable with no machines required.

Steeped Coffee is on a mission to make quality coffee more accessible and to bring sustainability to the single-serve coffee market. Steeped, Inc. is a Certified B Corp and Public Benefit Corporation focused on every detail from farm-to-cup and beyond, to bring coffee lovers the most convenient, high quality, ethically sourced, and sustainably packaged products available. Steeped believes in Coffee Without Compromise and is focused on Purpose Beyond Profits, seeing success as the amount of good we can do together.

## 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

### Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $2,016,809, and $0, respectively.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and the Company determined that no reserve was necessary.

**Inventories**

Inventories are stated at lower cost using the first-in, first-out method or net realizable value.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

| Category | Useful Life |
|---|---|
| Computer equipment | 3 - 5 years |
| Furniture & fixtures | 4 years |
| Leasehold improvements | 5 years |
| Machinery & equipment | 3 - 10 years |

**Impairment of Long-lived Assets**

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Income Taxes**

Steeped, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences

are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken, or expected to be taken, in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer

2) Identify the performance obligations in the contract

3) Determine the transaction price

4) Allocate the transaction price to performance obligations in the contract; and

5) Recognize revenue as the performance obligation is satisfied.

The Company derives all revenues from the sale of coffee products, and from the manufacturing and fulfillment of Licensed Partners' coffee into the Company's Steeped Coffee delivery system. The Company sells directly to consumers online through the Company's website and online accounts, and wholesales its coffee products both directly and through distributors to various market verticals, including hospitality, office coffee, and grocery, which in turn sells or supplies the products to the end-consumer.

**Cost of Sales**

The Company expenses incremental costs that directly relate to the sales of our products immediately under the available practical expedient as the amortization period would be less than one year.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $433,878 and $221,669, which is included in sales and marketing expenses.

**Research and Development Costs**

Costs incurred in the research and development of the Company's products are expensed as incurred.

**Stock-Based Compensation**

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 31, 2024, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

**Lease Accounting**

In February 2016, the FASB issued ASU No. 2016-02, Leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

*Effects of Adoption*

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain offices under an operating lease. Under the new standard, operating leases result in the recognition of Right of Use ("ROU") assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022, to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Operating lease expense under the new standard is recognized on a straight-line basis over the lease term. Our current finance lease obligations consist primarily of manufacturing and distribution facility leases.

*Summary of Effects of Lease Accounting Standard Update Adopted in 2022*

The cumulative effects of the changes made to our condensed balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

| | As filed December 31, 2021 | Recognition of Operating Leases | Total Effects of Adoption | With effect of lease accounting standard update January 1, 2022 |
|---|---|---|---|---|
| **Assets** | | | | |
| Right of use asset, net | $ - | $ 347,798 | $ 347,798 | $ 347,798 |
| | | | | |
| **Liabilities** | | | | |
| Current portion of lease obligation | - | 186,415 | 186,415 | $ 186,415 |
| Lease obligation | - | 166,163 | 166,163 | $ 166,163 |
| Deferred rent current | - | - | - | $ - |
| Deferred rent non-current | - | - | - | $ - |
| | | | | |
| **Equity** | | | | |
| Retained Earnings | - | (4,780) | (4,780) | $ (4,780) |
| | | | | |
| **Total** | $ - | $ - | $ - | $ - |

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3. INVENTORY

Inventory consists of the following items:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Raw Materials | $ 636,495 | $ 270,161 |
| Work-in-Process | - | - |
| Finished Goods | 253,216 | 85,918 |
| | | |
| **Total Inventories** | $ 889,711 | $ 356,079 |

## 4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Prepaid Expenses | $ 10,000 | $ 3,235 |
| Prepaid Insurance | 22,566 | 37,327 |
| Prepaid Marketing | 22,067 | - |
| | | |
| **Total Prepaid Expenses** | $ 54,633 | $ 40,562 |

Other current liabilities consist of the following items:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Payroll Taxes Payable | $ - | $ 31,319 |
| 401(k) Contributions Payable | - | - |
| Commissions payable | 11,809 | 1,692 |
| Accrued Expenses | - | 16,616 |
| Accrued Employee Benefits | 51,026 | - |
| Interest Payable | - | 7,769 |
| Customer Deposits | 38,830 | 34,745 |
| Sales Tax Payable | 119,250 | - |
| | | |
| **Total other current liabilities** | $ 220,915 | $ 92,141 |

## 5.    PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Computer equipment | $          80,370 | $          54,999 |
| Furniture & fixtures | 2,527 | 2,527 |
| Leasehold improvements | 83,691 | 83,691 |
| Machinery & equipment | 760,733 | 760,733 |
| Software | 139,029 | - |
| Construction in progress | 289,000 | 146,136 |
| | 1,355,350 | 1,048,086 |
| Accumulated depreciation | (336,251) | (195,117) |
| **Property & equipment, net** | **$     1,019,099** | **$       852,969** |

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $141,134 and $115,582, respectively.

## 6.    CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 10,000,000 Common Shares with at par value of $0.00001.  As of December 31, 2022, and December 31, 2021, Common Shares in the amount of 6,641,361, respectively, have been issued and are outstanding.

**Preferred Stock**

The Company is authorized to issue 1,000,000 Preferred Shares with a $0.00001 par value. As of December 31, 2022, and December 31, 2021, 666,667 shares of Preferred Shares have been issued and are outstanding.

## 7.    SHARE-BASED COMPENSATION

The Company's Steeped, Inc. 2019 Stock Plan (the "Plan") provides both for the direct award or sale of common stock and for the grant of options to purchase common stock. Options granted under the Plan may be incentive stock option ("ISOs") intended to qualify under Internal Revenue Code Section 422 or nonqualified stock options ("NSOs"), which do not qualify as ISOs as described in Code Section 422(b) or 423(b).

Employees, outside directors, advisors, and consultants shall be eligible for the grant of NSOs or the direct award or sale of shares. Only Employees shall be eligible for the grant of ISOs.

A total of 740,741 shares have been authorized for issuance under this Plan. The exercise price of the stock options is determined by the Company's board of directors or committee of non-employee directors thereof in good faith. The

granting of shares and exercise price must be approved by the Company's board of directors. As of December 31, 2022, the Company has issued 641,361 under the Plan. All shares from the Plan to date have been restricted stock grants or awards, and in general, shares vest over a period of approximately three to four years.

## 8. DEBT

| Debt Instrument Name | Principal Amount | Interest Rate | Maturity Date | For the Year Ended December 2022 | | | | | For the Year Ended December 2021 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Interest Expense | Accrued Interest | Current Portion | Non-current Portion | Total Indebtedness | Interest Expense | Accrued Interest | Current Portion | Non-current Portion | Total Indebtedness |
| Term N/P - Machine 1 | $ 61,592 | 10.00% | 1/31/22 | $ - | $ - | $ - | $ - | $ - | $ 1,756 | $ - | $ 310 | $ - | $ 310 |
| Term N/P - Machine 2 | $ 120,000 | 10.00% | 2/1/25 | 7,106 | - | 24,494 | 33,647 | 58,140 | 9,155 | - | 25,766 | 55,864 | 81,630 |
| Term N/P - Machine 3 | $ 120,000 | 10.00% | 2/1/25 | 7,061 | - | 22,526 | 35,144 | 57,670 | 9,114 | - | 25,815 | 55,390 | 81,205 |
| Term N/P - Machine 4 | $ 152,433 | 8.00% | 11/13/25 | 8,930 | - | 33,349 | 55,760 | 89,109 | 12,104 | - | 30,808 | 93,541 | 124,349 |
| Term N/P - Machine 5 & 6 | $ 234,415 | 7.00% | 9/1/26 | 14,409 | - | 51,629 | 138,698 | 190,327 | 4,045 | - | 48,386 | 176,149 | 224,535 |
| N/P - Shareholder - Line of credit | $ 500,000 | 8.00% | 12/31/26 | 6,253 | - | - | - | - | 10,201 | 7,769 | 159,621 | - | 159,621 |
| Term N/P - SBA EIDL | $ 440,000 | 3.75% | 30 years | 16,500 | 27,133 | - | 440,000 | 440,000 | 8,989 | 10,633 | - | 440,000 | 440,000 |
| Convertible Promissory Notes ("CPNs") - Seed Round 1 | $ 1,175,000 | 4.00% | 4 and 5 Years + 2 Year extension based on CPN date | 47,000 | 202,474 | - | 1,175,000 | 1,175,000 | 47,000 | 155,474 | - | 1,175,000 | 1,175,000 |
| CPNs - Seed Round 2 | $ 1,535,000 | 4.00% | 5 Years + 2 Year extension based on CPN date | 61,400 | 181,456 | - | 1,535,000 | 1,535,000 | 61,400 | 120,056 | - | 1,535,000 | 1,535,000 |
| CPNs - Seed Round 3 (AIN) | $ 575,000 | 4.00% | 4 Years based on CPN date | 23,000 | 61,172 | - | 575,000 | 575,000 | 23,000 | 38,172 | - | 575,000 | 575,000 |
| CPNs - Seed Round 4 | $ 3,015,000 | 4.00% | 4 Years based on CPN date | 120,475 | 197,328 | - | 3,015,000 | 3,015,000 | 76,237 | 76,853 | - | 2,905,000 | 2,905,000 |
| CPNs - Seed Round 5 | $ 365,000 | 4.00% | 4 Years based on CPN date | 12,113 | 12,113 | - | 365,000 | 365,000 | | | | | |
| CPNs - Seed Round 6 | $ 1,300,000 | 4.00% | 4/1/25 | 39,767 | 39,767 | - | 1,300,000 | 1,300,000 | | | | | |
| N/P - PayPal | $ 40,000 | 5.00% | Line of credit | - | - | - | - | - | 1,246 | - | - | - | - |
| **Total** | | | | $ 364,015 | $ 721,443 | $ 131,998 | $ 8,668,249 | $ 8,800,247 | $ 264,248 | $ 408,957 | $ 290,707 | $ 7,010,943 | $ 7,301,650 |

### SBA Disaster Loan

The Company received a thirty-year SBA disaster loan in the amount of $141,500 during the year ending December 31, 2020.  The Company received a loan modification on September 2, 2021, increasing the loan amount by an additional $298,500, to $440,000.  This loan bears interest at a rate of 3.75%, has monthly payments of $2,233 beginning thirty months from the date of the note and matures in thirty years.

### Related Party Note Payables

The Company issued secured notes originally totaling $688,440 to certain shareholders of the Company, including to Dave Wilbur, the father of the Company's CEO, in the amount of $181,592, for the purchase of machinery and equipment with maturity dates ranging from 2022 to 2026.  As of December 31, 2022, $395,247 was outstanding, of which $57,670 was outstanding to Dave Wilbur. The notes accrue interest at a rate between seven and ten percent.  The Company recorded interest expenses of $37,507 and $36,175, on these notes for years ended December 31, 2022 and December 31, 2021, respectively.

On January 1, 2017, the Company received an unsecured line-of credit with a maximum available credit of $500,000 from the Company's CEO, Josh Wilbur, with a maturity date set on December 31, 2026. The line-of-credit accrues interest at a rate of eight percent. As of December 31, 2022, there were no amounts outstanding. The Company recorded interest expenses of $6,253 and $10,201, on the line-of-credit for years ended December 31, 2022 and December 31, 2021, respectively.

## Convertible Notes

The Company has issued convertible notes as follows:

| | Seed Round | | | | | | |
|---|---|---|---|---|---|---|---|
| Year of Issue | 1 | 2 | 3 | 4 | 5 | 6 | Total by Year |
| 2017 | $ 100,000 | $ - | $ - | $ - | $ - | $ - | $ 100,000 |
| 2018 | 755,000 | - | - | - | - | - | $ 755,000 |
| 2019 | 320,000 | 850,000 | - | - | - | - | $ 1,170,000 |
| 2020 | - | 685,000 | 575,000 | 700,000 | - | - | $ 1,960,000 |
| 2021 | - | - | - | 2,205,000 | - | - | $ 2,205,000 |
| 2022 | - | - | - | 110,000 | 365,000 | 1,300,000 | $ 1,775,000 |
| Total by Issue | $ 1,175,000 | $ 1,535,000 | $ 575,000 | $ 3,015,000 | $ 365,000 | $ 1,300,000 | $ 7,965,000 |

The notes have a four-year maturity date range based on date of issuance and bear a 4% interest rate. CPN – Seed Round 1 and CPN – Seed Round 2 both received two-year extensions on their original maturity, moving the maturity dates to April 13, 2025 and May 13, 2025, respectively.  The convertible notes are convertible into either Shadow Preferred Stock or Common Stock. The conversion price is equal to the lesser of (a) a range of 90% to 80% of the price paid per share based of the date of issuance for Equity Securities by the investor in the Next Equity Financing and (b) the price equal to the quotient resulting from dividing a range of $8,000,000 to $25,000,000 based on the date of issuance by the number outstanding shares of common stock of the Company immediately prior the Next Equity Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately. In relation to the convertible notes, the Company recorded interest expenses of $303,756 and $207,637 for years ended December 31, 2022, and 2021, respectively.

## Simple Agreement for Future Equity ("SAFE(s)")

The Company has conducted SAFE offerings ("Campaign") under both Regulation ("Reg") CF or Crowdfunding subject to the Securities Act of 1933 as well as Reg D, Rule 506(c) of the U.S. Securities and Exchange Commission ("SEC").

Both Reg CF and Reg D SAFE offerings were transacted through an online, web-based platform owned and maintained by OpenDeal Inc. ("Parent Intermediary") at https://republic.co ("Site").  Securities offered through this Site are offered through Open Deal Broker LLC (member FINRA | SiPC) d/b/a Capital R.  Reg CF Campaigns are made through Parent Intermediary affiliate, OpenDeal Portal LLC d/b/a Republic.

The details and terms of the Company's SAFEs are as follows:

| SAFE(s) | Campaign Period | Valuation Cap | Discount | As of December 31, 2022 | 2021 |
|---|---|---|---|---|---|
| Republic SAFE Commitment - Reg CF | Fiscal Year 2022 | $ 33,000,000 | N/A | $ 5,047,331 | $ - |
| Capital R SAFE Commitment - Reg D | Fiscal Year 2022 | $ 33,000,000 | N/A | 1,644,793 | - |
| Total SAFE(s) | | | | $ 6,692,124 | $ - |

**SAFE Conversion**

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "Equity Financing"), the SAFEs are convertible at the option of the Company, into Shadow Securities (defined below), which are nonvoting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

"Shadow Series" shall mean a non-voting series of capital stock that is otherwise identical in all respects to the shares of capital stock (whether preferred stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A preferred stock in an Equity Financing, the Shadow Series would be Series A-CF preferred stock or Series A-D preferred stock), except that:
  (i)      Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and
  (ii)     Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

**Conversion Upon the First Equity Financing**

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by (a) or (b) immediately below (the "Conversion Price"):

(a) the quotient of the Valuation Cap divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing. Such Conversion Price shall be deemed the "First Equity Financing Price".

**Conversion After the First Equity Financing**

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion, the Investor will receive the number of Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

**Conversion Upon a Liquidity Event Prior to an Equity Financing**

In the case of the Company undergoing an IPO (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "Liquidity Event") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "Cash Out Option") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) Valuation Cap divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"IPO" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

**Conversion Upon a Liquidity Event Following an Equity Financing**

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.
If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

**Dissolution**

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

## 9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021, consists of the following:

| As of December 31,<br>(USD $ in Dollars) | 2022 | 2021 |
|---|---|---|
| Net Operating Loss | $ (1,118,476) | $ (656,072) |
| Valuation Allowance | 1,118,476 | 656,072 |
| Net Provision for Income Tax | $ - | $ - |

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021, are as follows:

| As of December 31, | 2022 | 2021 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net Operating Loss | $ (2,598,558) | $ (1,480,083) |
| Valuation Allowance | 2,598,558 | 1,480,083 |
| Deferred Tax Asset | $            - | $            - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $11,298,079, and the Company had state net operating loss ("NOL") carryforwards of approximately $11,298,079. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

## 10.   RELATED PARTY

The Company issued secured notes originally totaling $688,440 to certain shareholders of the Company, including to Dave Wilbur, the father of the Company's CEO, in the amount of $181,592, for the purchase of machinery and equipment with maturity dates ranging from 2022 to 2026.  As of December 31, 2022, $395,247 was outstanding, of which $57,670 was outstanding to Dave Wilbur. The notes accrue interest at a rate between seven and ten percent.  The Company recorded interest expenses of $37,507 and $36,175, on these notes for years ended December 31, 2022 and December 31, 2021, respectively.

On January 1, 2017, the Company received an unsecured line-of credit with a maximum available credit of $500,000 from the Company's CEO, Josh Wilbur, with a maturity date set on December 31, 2026. The line-of-credit accrues interest at a rate of eight percent. As of December 31, 2022, there were no amounts outstanding.  The Company recorded interest expenses of $6,253 and $10,201, on the line-of-credit for years ended December 31, 2022 and December 31, 2021, respectively.

## 11.  COMMITMENTS AND CONTINGENCIES

**ROU Asset**

The Company entered into a finance lease obligation consisting primarily of manufacturing and distribution facility. The aggregate minimum annual lease payments under finance leases in effect on December 31, 2022, are as follows:

|  | December 31, 2022 |
|---|---|
| 2023 | $ 170,560 |
| 2024 | - |
| 2025 | - |
| 2026 | - |
| 2027 |  |
| Thereafter | - |
| **Total** | **$ 170,560** |

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

In December 2023, Iuliano #1, LLC ("Iuliano"), filed an Unlawful Detainer complaint against Issuer in California Superior Court under Docket No. 23-CV-02980 seeking to evict Issuer from a certain leased property in Scotts Valley, CA (the "SV complaint"), which Issuer had ceased use of during the course of 2023. Prior to service of the SV complaint on Issuer, the parties reached an agreement concerning Issuer's surrender of physical possession of the property, and Iuliano dismissed the SV complaint without prejudice on January 5, 2024. On January 26, 2024, Iuliano issued a "Security Deposit Statement" to Issuer, confirming that Iuliano had applied Issuer's security deposit on file to certain charges and amounts owed by Steeped to date related to the leased property, and identifying $15,504 as the remainder owed by Issuer. Although Iuliano has not filed any other actions against or made any other demands of Issuer to date, it is possible that Iuliano could do so in the future. Although Issuer believes it has mitigated its liability by providing Iuliano with a suitable replacement tenant for the property, with whom Iuliano has now entered into a new lease, and believes that Issuer's lease is now terminated, and that Iuliano would be unable to seek rent payment for the remainder of the lease term with Issuer, which expires in February 2025, it is possible that Iuliano could claim Issuer owes future rent payments or damages. In the event Issuer is unable to amicably resolve any such future dispute, and to the extent Iuliano is deemed to be owed some or all of rent payments for the remainder of the lease term, Issuer's liability could be in the range of $30,000-$250,000.

Additionally, the Issuer continually evaluates the marketplace for potential infringement by third parties, and the Issuer may in the future be required to enforce its intellectual property rights against third parties, including potentially through litigation.

## 12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through January 31, 2024, which is the date the financial statements were available to be issued.

Since the balance sheet date, the Company upgraded its manufacturing strategy, transitioning operations at its leased premises in Scotts Valley, CA, during 2023 in favor of a licensed co-manufacturing partner model. As a result, the Company streamlined its workforce through several strategic personnel reductions. In December 2023, the Company relinquished the manufacturing space it had previously leased in Scotts Valley, CA, back to the owner, and the parties agreed that the lease for such premises, originally leased through February 2025, is terminated.

The Company obtained patents for its "Coffee Beverage and Methods" innovation in China and South Korea, and filed trademark applications in numerous international jurisdictions for its STEEPED COFFEE brand and logo.

Additionally, the Company raised $1,812,938 in two additional rounds of Convertible Notes since the balance sheet date.

Finally, 92,000 options have been committed for issuance under the 2019 Stock Plan but have not yet been issued, and such awards remain subject to board approval and the execution of definitive documentation.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

**EXHIBIT B**

*Form of Security*

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

**STEEPED, INC.**

**Crowd SAFE**
**(Crowdfunding Simple Agreement for Future Equity)**

**Series 2024**

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2024 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Steeped, Inc., a Delaware public benefit corporation (the "**Issuer**"), hereby issues to the Investor the right to certain shares of the Issuer's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $38,000,000.

See Section 2 for certain additional defined terms.

**1. *Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the First Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Issuer elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance

with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event before the termination of this instrument but after one or more Equity Financings have occurred, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Issuer) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Issuer's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Issuer's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Issuer's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Issuer will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Issuer or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the

payment, or setting aside for payment, of amounts due to the Investor pursuant to <u>Section 1(b)</u> or <u>Section 1(c)</u>.

## 2. *Definitions*

"**Capital Stock**" means the capital stock of the Issuer, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Issuer.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but

excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Issuer.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

## 3. *Issuer Representations*

(a)     The Issuer is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)     The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Issuer.  This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.  To the knowledge of the Issuer, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c)     The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d)     No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Issuer's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)     The Issuer shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance  and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument.  All such shares shall  be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other  encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)     The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)     The Issuer has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Issuer with respect to the Crowd SAFE.

## 4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) The Investor is not (i) a citizen or resident of a geographic area in which the purchase of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree,

regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Issuer. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Issuer questions about its business plans, "Risk Factors," and all other information presented in the Issuer's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the

economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)     The foregoing provisions of <u>Section 5(a)</u> will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock.  Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of <u>Section 5(a)</u> and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto.  The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with <u>Section 5(a)</u> or that are necessary to give further effect thereto.

(c)     In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the shares or securities of the Issuer held by every other person subject to the restriction contained in <u>Section 5(a)</u>):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE.  SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)     Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)     There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)     The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such shares under the Securities Act.

(e)     The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

(f)     If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this <u>Section 5</u>, the investor accepting transfer **("Transferee")** must pass and continue to comply with the

Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)     The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's charter or bylaws, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.  THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

## 6.  *Miscellaneous*

(a)     The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.  The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)     This Crowd SAFE contemplates the potential tokenization of this instrument and any equity securities that may be issued upon conversion of this SAFE. The Issuer may, in its sole discretion, tokenize this SAFE and the underlying equity securities as separate blockchain tokens ("**Tokens**") on a blockchain network. The Investor acknowledges and consents to the potential tokenization of this SAFE and the underlying equity securities, and agrees to abide by any terms and conditions related to the Tokens as set forth by the Issuer.

(c)     The Investor agrees to take any and all actions determined in good faith by the Issuer's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(d)     Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Issuer and the Investor, or (ii) the Issuer and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE). Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)     The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Issuer or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise until shares have been issued upon the terms described herein.

(f)     Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile.

(g)     In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)     All securities issued under this instrument may be issued in whole or fractional parts, in the Issuer's sole discretion.

(i)     All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)     Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**").  The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction.  There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules.  The place of arbitration shall be San Jose, California.  Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)     The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)     The Investor agrees any action contemplated by this Crowd SAFE and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

**STEEPED, INC.**


By:
Name:       Josh Wilbur
Title:       Chief Executive Officer
Address:    548 Market Street, Suite 15763, San Francisco, CA 94104-5401, United States
Email:      investors@steepedcoffee.com


**INVESTOR:**
By:
Name:

# EXHIBIT A

## Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby designated and appointed to act for and on behalf of the Investor as Investor's nominee, agent and proxy in all respects under the Crowd SAFE Series 2024 issued by Steeped, Inc. (the "**SAFE**") and any securities which may be issuable to Investor upon conversion of the SAFE (the "**Conversion Securities**" and together with the SAFE, the "**Securities**"). Nominee is expressly authorized to perform such acts, and execute such documents, agreements and instruments, for and on behalf of Investor and in the Investor's name, reasonably deemed necessary in Nominee's sole discretion without Investor's consent to any of the following:

(1)      cause, at any time hereinafter, the title to any Security to be held of record by (such holder, the "**Custodian**") a corporation, partnership, a trust (whether or not the trustees are named) or other organization or by one or more qualified persons as trustees, custodians or any other fiduciary capacity with respect to a single trust, estate or account, in each case, of the Nominee's sole discretion ("**Custodial Conversion**") for the benefit of the Investor;

(2)      in connection with any conversion of the SAFE into Conversion Securities of the Issuer, execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the SAFE into Conversion Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other SAFEs of the same class issued by the Issuer that will convert in connection with the Equity Financing, Liquidity Event, Dissolution Event or other corporate event ("**Transactional Conversion**");

(3)      receive all notices and communications on behalf of the Investor from the Issuer concerning any Securities;

(4)      vote at any meeting or take action by written consent in lieu of a meeting, or otherwise consent, confirm, approve or waive any rights, as a holder of any Securities, in each case, in all respects thereto (without prior or subsequent notice to the Investor) consistently at the direction of the current Chief Executive Officer of Steeped, Inc. (and in the event that such Chief Executive Officer is no longer in such position, then the largest voting holder of the Company's Capital Stock) (the "**Nominee Designee**"); *provided*, the Nominee shall have no obligation to vote or take any other action consistent with the Nominee Designee as to the engagement or termination of the Custodian;

(5)      in connection with any Custodial Conversion and/or Transactional Conversion, open an account in the name of the Investor with a Custodian and allow the Custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor; *provided* Nominee will take reasonable steps to send notice thereof to the Investor, including by email, using the last known contact information of such Investor;

(6)      appoint any person, firm, or corporation to act as its agent or representative for the purpose of performing any function that Nominee is or may be authorized hereunder to perform; and

(7)      take any such other and further actions incidental to any of the above.

(the foregoing, collectively, the "**Nominee Services**"). Capitalized but undefined terms used in this Nominee Rider and Waiver shall have the meaning ascribed to them in the Security unless otherwise defined.

The Nominee shall not sell, transfer or assign the beneficial interest in any Security to any third-party without the Investor's written consent. Investor covenants and agrees to take all necessary actions and perform such functions as necessary to ensure Nominee receives prompt and timely responses to enable Nominee to perform Nominee Services.

Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, members, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Notwithstanding anything to the contrary, the Nominee may render Nominee Services at its sole option and until the termination hereof, which shall occur upon the earliest of: (1) the SAFE or any Conversion Security is (i) terminated or (ii) registered under the Exchange Act; (2) a Custodial Conversion; (3) the Nominee, the Investor and the Issuer mutually agree to terminate the Nominee Services, and (4) the Nominee provides notice of termination at least 7 days in advance to the Investor and the Issuer. Upon any such termination, the Nominee shall have no further obligations hereunder.

This Nominee Rider and Waiver shall be binding upon the Nominee and the Investor and inure to the benefit of and bind their respective assigns, successors, heirs, executors, beneficiaries, and administrators.

To the extent you provide the Issuer with any personally identifiable information ("PII") in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Custodian, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

[REMAINDER LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

**INVESTOR:**                                      **NOMINEE:**

                                                   **Republic Investment Services LLC**

By:                                                By:

Name:                                              Name: Antonio Namwong, President

Date:                                              Date:


**ISSUER:**

**Steeped, Inc.**

By:

Name: Josh Wilbur, CEO

Date:

# EXHIBIT C

*Video Transcript*

Exhibit C- Steeped Republic Video Transcripts (Two Video Transcripts)

**Video #1- Republic Campaign Video**

So perhaps you're one of the millions of people who drink coffee every day.

Perhaps you drink coffee at coffee shops, while traveling, dining out, while working, or at home.

Every single day, eighty percent of adult Americans will drink 580 million cups of coffee.

People love coffee. In the $48 billion U.S. market, there are two major market trends:

Number one: single-serve coffee with a demand for convenience.

And number two: Specialty Coffee with a demand for quality.

Steeped has tapped into a huge gap at the intersection of these two high-growth markets.

With Steeped, Convenience Meets Quality.

For the first time, Steeped is bringing the convenience of single-serve together with the quality of specialty coffee to become the new standard in coffee.

Steeped is coffee simplified.

Steeped Coffee makes good quality coffee accessible.

Let me show you three ways we do this.

Steeped Coffee is a brewing method, it's its own coffee brand, and it's a proprietary process that we provide to other coffee companies and brands to use.

So for the brewing method, there's a lot of ways people drink coffee.

There's drip coffee, espresso, pour-over, french press, k-cup, Nespresso, and now, Steeped Coffee.

To make Steeped, you simply pour, dunk, and steep [visual text overlay says POUR, DUNK, BREW]. Then just leave the bag in. It doesn't get bitter like tea, it just keeps getting better until it plateaus.

Enjoy hot or as a cold brew.

It's intuitive, it's easy, it's for everyone, it's delicious.

The Steeped Coffee Brewing Method is pre-ground, pre-portioned, and there's no machines or equipment required. It's coffee unplugged.

We say cut the cord. You only need water.

It's the great equalizer for any situation, and it's even a contactless solution.

There's no barrier to entry to buy our product, which is accessible to 100% of customers who love great coffee, versus only 25% owning a POD machine.

Now as a coffee brand, Steeped Coffee is based in Santa Cruz, CA, and is a Certified B Corp with a double bottom line of Purpose beyond Profits.

We encourage people to, "Take Your Moment" and remind customers that "You Are Loved."

Steeped Coffee is the first and only fully compostable single-serve product.

The whole method, from the packaging to the filter, string, and tab is certified compostable.

Now we've used our own brand to introduce this new channel.

It looks simple, but as we've learned, simplicity is one of the most difficult things to achieve.

We spent nearly a decade perfecting the Steeped Brewing Method for the world to enjoy.

A lot of innovation has gone into making something this simple just work.

Steeped uses coffee that's ethically sourced and hand-roasted in small batches, then precision ground with water-cooled grinders.

Steeped Packs are engineered with our Full Immersion Brew Bags, triple-nitro-sealed for freshness, have ultrasonically sealed edges with no glues or staples, and we are obsessed with every detail.

Now we've figured out all of these details so our partners wouldn't have to, which leads us to Steeped Coffee as a proprietary process:

Where through our co-branded packs, we've exclusively licensed our method and I.P. to top brands and local roasters.

Steeped has secured hundreds of these Licensed Partnerships, and we're adding new exclusive partners weekly.

Each partnership validates our process and method, and in return, Steeped provides a convenient and sustainable way for our partners to offer their quality coffee.

Whether it's the Steeped Brand or one of our amazing licensed partners, the Steeped Brewing Method is being shared to more and more people daily.

The method is quickly becoming adopted in homes, offices, hotels, national retail, grocery chains, military, and nonprofits, as well as gaining traction from hospitals, airlines, universities, restaurants, and a number of other industry verticals.

Steeped has also gained traction and exclusive contracts into the national distribution channels, regional distribution, national broker networks, vending relationships, and micro-market buying groups, positioning us for a significant rollout ahead.

Steeped offers a product that incorporates the best of all of our competition, while eliminating the problems of each.

Steeped has literally innovated a way to translate the universal tea-drinking experience to premium, specialty coffee.

Steeped is not growing a single brand, but instead, the Steeped Technology is driving hundreds of brands while leading an entirely new coffee category.

This allows Steeped to experience growth from our own brands and across our entire partner portfolio.

From a growth and financial standpoint, we definitely have momentum.

From a missions standpoint, let me touch on a few of our marketplace mission directives.

Steeped's mission is deeply purpose-driven.

As a double bottom line company, I personally view my role as a servant-based leader, which extends to all areas of the business.

Regarding sustainability, we are industry-leading and our efforts are literally in the bag.

We have multiple initiatives including our one percent Giving Fund, which is top line revenue and prioritized weekly, so that our focus isn't just on just what we get, but what we get to give.

Our developing Packs For Good program partners with nonprofits to give back twenty percent of revenue through branded web pages.

And we have our Tools For Impact program, which creates custom branded packs that nonprofits, or even churches can use for tools to help spread their organization's message.

Everything we do is focused around our core values and our mission.

The way we drink coffee is changing, one cup at a time. We hope you'll join us. Cheers.

[Domain & Blank Black]

**Video #2**

**Video Script: "How to Make Steeped Coffee"**

Hi, everyone! Today we're going to show you how simple it is to make the perfect cup of Steeped Coffee. Let's get started!

First, open a Steeped Pack and place the bag in a standard 8-12 ounce cup. Gently pour 8 ounces of hot water over the Steeped Bag. We recommend a water temperature of about 205 degrees, which is just before boiling.

Next, and perhaps the most important step, dip and dunk the bag for about 15-30 seconds or until you see a light brown crema forming as the coffee blooms in the bag.

Remember, each dip and dunk extracts more flavor, so be generous here. Allow the bag to steep for at least 5 minutes which is about how long it takes the water to cool. You can remove the bag, or leave it in and let it ride to let the flavor continue developing.

If you prefer cream or sugar with your coffee, now is the time to add it. That's it! Steeped is the simplest way to make a great cup of coffee no matter where life takes you. Enjoy!